Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

September 8, 2017

Via EDGAR

Ms. Marianne Dobelbower
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 218 to the Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Dobelbower:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me and Jennifer Block by telephone on August 28, 2017. The Registrant filed the Amendment with the SEC on July 13, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act (Amendment No. 224).

Comment 1. Under the Expense Example, please delete the sentence stating that “(t)he calculation of costs takes into account any applicable contractual fee waivers and/or expense reimbursements for the period noted in the table above” if there has been no such fee waiver and/or expense reimbursement.

Response: The Registrant will make the requested change.

Comment 2. In the Principal Investment Strategies it states that “(t)he Fund invests in foreign securities.” Please clarify if these foreign security investments are considered part of the Fund’s blue chip investments, for purposes of Rule 35d-1.

Response: The Registrant confirms that any company meeting the definition of a blue chip company is considered part of the 80% test under Rule 35d-1. As provided in the principal investment strategies, blue chip companies are “generally the market leader or among the top three companies” and therefore may be multi-national companies. As a result, any foreign (or domestic) company that meets the definition of a blue chip company is considered as part of the 80% test under Rule 35d-1.

Comment 3. Under the Performance section, please clarify the sentence describing the historic performance of the Institutional Shares as “10 years (or, if shorter, the life of the Fund).” Given that the Fund started in 2012, the reference to 10 years could be unclear.

Response: The Registrant respectfully declines to make the requested change. As stated in the prospectus, if the years of operation are less than 10 years, performance will be based on the years of operation during the lifetime of the Fund. This prospectus language is also consistent with Item 4(b)(2)(ii) of Form N-1A.

Comment 4. Under the Additional Information about Investment Strategies and Risks section it states that “(e)xcept for Fundamental Restrictions described in the Fund’s Statement of Additional Information (“SAI”), the Board of Directors may change the Fund’s objective or investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” Please describe the notices that will be sent to shareholders when the Board of Directors make such changes to the Fund’s objective or investment strategies.

Response: The Registrant respectfully declines to make the requested change as this is not required under Form N-1A. Note that in its description of non-fundamental policies under Rule 35d-1, found in the SAI, the Registrant discloses that a 60-days’ notice is provided to shareholders prior to a change in the policy.

Comment 5. In the Additional Information about Investment Strategies and Risks section, under Active Management, delete the reference to fixed-income securities if the buying and selling of fixed-income securities is not considered part of the Fund’s Active Management strategy.

Response: The Registrant respectfully declines to make the requested change as it considers the buying and selling of fixed-income securities to be part of the Fund’s Active Management strategy.

Comment 6. In the Additional Information about Investment Strategies and Risks section, under Liquidity, please clarify whether liquidity risk should apply to this Fund given that the Fund invests in equity securities with large market capitalizations.

Response: The Registrant respectfully declines to make the requested change. As noted in the risk description, “liquidity risk also refers to the risk of unusually high redemption requests, redemption requests by certain large shareholders such as institutional investors or asset allocators, or other unusual market conditions that may make it difficult for a fund to sell investments within the allowable time period to meet redemptions.”

Comment 7. In the Additional Information about Investment Strategies and Risks section, under the Strategy and Risk Table, it states that “(t)he Fund is also subject to the risks of any underlying funds in which it invests.” Given that the Fund is not a fund of funds, please consider removing that statement.

Response: The Registrant will make this requested change.

Comment 8. Under the Management of the Fund section, there is reference to “Aligned Investors” as a specialized boutique of PGI. Please provide more information on Aligned Investors.

Response: As stated in the Management of the Fund section, PGI is part of a diversified global asset management organization which utilizes a multi-boutique strategy to provide investment advisory services. Accordingly, for this Fund, services are provided by Aligned Investors, which is a specialized boutique of PGI. The Registrant will revise the disclosure for clarification.

Comment 9. In the Management of the Fund section, under the Cash Management Program, please describe what is meant by “excess cash.”

Response: “Excess cash” means cash that is not invested. The Registrant will revise the disclosure to clarify the meaning of excess cash.

Please call me at 515-248-2821 if you have any questions.

Sincerely,

/s/ Greg Reymann

Greg Reymann
Assistant Counsel, Registrant